Exhibit (a)(1)(v)

Forms of Letters from the Fund to Shareholders in Connection with Acceptance of Offers of Tender

SEG Partners Long/Short Equity Fund
This letter is being sent to you if you tendered shares of the Fund.

Dear Shareholder:

SEG Partners Long/Short Equity Fund (the "Fund") has received and accepted your tender request.

Because you have tendered and the Fund has purchased all or a part of your Shares, you have been issued a non-interest bearing, non-transferable promissory note (the "Note"), entitling you to receive an initial payment in an amount equal to at least 90% of the value of the purchased Shares based on the unaudited net asset value of the Fund as of June 30, 2026, in accordance with the terms of the tender offer (the "Initial Payment"). The Note is held by U.S. Bank Global Fund Services, the Fund's administrator, fund accountant, and transfer agent, on your behalf. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.

The Initial Payment will be made within 65 days after the Notice Due Date. The second and final payment in respect of the Note (the "Post-Audit Payment") is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the June 30, 2026 valuation date and based upon the results of the annual audit of the Fund's financial statements for the year in which the valuation date occurred, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of the fiscal year of the Fund (October 31) and that the Post-Audit Payment will be made promptly after the completion of the audit.

In addition, the Fund may determine to make a payment equal to 100% of the value of the repurchased shares, determined as of the Valuation Date, in which case the Fund will not issue a Promissory Note or make a post-audit adjustment.

In the event that it is later determined, subsequent to the tender offer's valuation date of June 30, 2026, that the tender offer was oversubscribed, the amount of the promissory note issued to you may be reduced in accordance with the terms of the Offer to Purchase to reflect your proportional unit of the aggregate tender offer amounts payable by the Fund. In that case, you will remain an investor in the Fund with respect to your Shares that are not purchased.

Payments of cash in respect of the promissory note will be wired directly into the account you have designated.

Should you have any questions, please feel free to contact the Tender Offer Administrator at (877) 653-1415.

Sincerely,

SEG Partners Long/Short Equity Fund

SEG Partners Long/Short Equity Fund
This letter is being sent to you if you tendered shares of the Fund – Payment of Cash Amount.

Dear Shareholder:

Enclosed is a statement showing the breakdown of your account after the withdrawal resulting from the repurchase of the requested Shares of the SEG Partners Long/Short Equity Fund (the "Fund").

Because you tendered Shares of the Fund, you have previously been issued a promissory note, entitling you to receive an initial payment of at least 90% of the repurchase price [(as adjusted caused by oversubscription of the tender offer)] based on the net asset value of the Fund, determined as of June 30, 2026, in accordance with the terms of the tender offer. A cash payment of [approximately] [ ]% of the repurchase price is being wired directly into the account you have designated. The remaining value owed under the promissory note will be determined after the annual audit of the Fund's financial statements is completed (within 60 days after the end of the fiscal year of the Fund (October 31)) and that remaining payment will be made promptly after the completion of the audit.

Should you have any questions, please feel free to contact the Fund at (212) 475-8335 Sincerely,

SEG Partners Long/Short Equity Fund

Enclosure

2